Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Tradeweb Markets Inc. of our report dated March 5, 2019 (March 25, 2019 as to the subsequent events described in Note 23) relating to the consolidated financial statements of Tradeweb Markets LLC (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of pushdown accounting) included in Amendment No. 3 to Registration Statement No. 333-230115 on Form S-1 of Tradeweb Markets Inc., and to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

April 3, 2019